Michael Page

INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

27 June 2006

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA




06014917

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Blocklisting six monthly review
2. Purchase of own shares
3. Substantial shareholder notification – Harris Associates
4. Purchase of own shares
5. Substantial shareholder notification – Barclays plc
6. Substantial shareholder notification – Harris Associates
7. Release date of trading update and half year results

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

www.michaelpage.co.uk

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Company	Michael Page International PLC
TIDM	MPI
Headline	Blocklisting Interim Review
Released	16:32 16-Jun-06
Number	7583E

Michael Page

INTERNATIONAL

RNS Number:7583E
Michael Page International PLC
16 June 2006

RNS Number:
Michael Page International PLC
16 June 2006

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company: Michael Page International plc

2. Name of Scheme: Michael Page International plc Executive Share Option Scheme

3. Period of return: From: 19 December 2005 To: 15 June 2006

4. Number and Class of Share(s) (Amount of Stock/Debt Security) not issued under scheme at end of last period: 37,135,159 ordinary shares of 1p each

5. Number of Shares issued/allotted at end of period: 20,333,722

6. Balance under scheme not yet issued/allotted at end of period: 16,801,437

7. Number and Class of Share(s) (Amount of Stock/Debt Securities) originally listed and the date of admission: 37,135,159 ordinary shares of 1p each 19 December 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
343,621,521

Contact for Queries:
Name: Jeremy Tatham
Telephone: 01932 264143

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:28 16-Jun-06
Number	7688E

Michael Page
INTERNATIONAL

RNS Number:7688E
Michael Page International PLC
16 June 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 16th June 2006 1,500,000 ordinary shares at a price of 358.95 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 342,121,521 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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16/06/2006

12) Total holding following this notification

13,769,645

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

4.01%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

J.TATHAM
(01932) 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...19/06/2006........

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:02 19-Jun-06
Number	8467E

Michael Page
INTERNATIONAL

RNS Number:8467E
Michael Page International PLC
19 June 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 19th June 2006 500,000 ordinary shares at a price of 352.36 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 341,629,702 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:39 21-Jun-06
Number	9632E

Michael Page
INTERNATIONAL

RNS Number:9632E
Michael Page International PLC
21 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

BANK OF NEW YORK		23,278
BARCLAYS CAPITAL NOMINEES LIMITED		252,155
BARCLAYS CAPITAL NOMINEES LIMITED		1,831,063
BARCLAYS CAPITAL NOMINEES LIMITED		201,041
Barclays Global Investors Canada		25,173
BNP PARIBAS		17,059
BOISS NOMINEES LTD	4224361	204,354
CHASE NOMINEES LTD	16376	161,557
CHASE NOMINEES LTD	20947	12,309,125
CHASE NOMINEES LTD	21359	349,117
CHASE NOMINEES LTD	28270	112,650
CHASE NOMINEES LTD	28270	159,317
CIBC MELLON GLOBAL SECURITIES		13,261
Greig Middleton Nominees Limited (GM1)		43,200
INVESTORS BANK AND TRUST CO.		8,733
INVESTORS BANK AND TRUST CO.		99,898
INVESTORS BANK AND TRUST CO.		15,840
INVESTORS BANK AND TRUST CO.		20,438
INVESTORS BANK AND TRUST CO.		34,383
INVESTORS BANK AND TRUST CO.		27,339
INVESTORS BANK AND TRUST CO.		29,517
INVESTORS BANK AND TRUST CO.		1,665,910
INVESTORS BANK AND TRUST CO.		649,398
INVESTORS BANK AND TRUST CO.		5,299
INVESTORS BANK AND TRUST CO.		20,149
INVESTORS BANK AND TRUST CO.		275,815
INVESTORS BANK AND TRUST CO.		341,633
INVESTORS BANK AND TRUST CO.		3,019
INVESTORS BANK AND TRUST CO.		55,892
JP MORGAN (BGI CUSTODY)	16331	93,516
JP MORGAN (BGI CUSTODY)	16341	307,185
JP MORGAN (BGI CUSTODY)	16341	194,363
JP MORGAN (BGI CUSTODY)	16344	95,402
JP MORGAN (BGI CUSTODY)	16345	144,684
JP MORGAN (BGI CUSTODY)	16400	2,790,631
JP MORGAN (BGI CUSTODY)	18409	264,545
JP MORGAN CHASE BANK		9,504
JP MORGAN CHASE BANK		29,715
JP MORGAN CHASE BANK		199,417
JPMorgan Chase Bank		9,146
JPMorgan Chase Bank		16,915
JPMorgan Chase Bank		35,415
JPMorgan Chase Bank		47,356
JPMorgan Chase Bank		2,701
JPMorgan Chase Bank		3,113
JPMorgan Chase Bank		179,571
JPMorgan Chase Bank		43,697
JPMorgan Chase Bank		34,820
JPMorgan Chase Bank		20,150
JPMorgan Chase Bank		1,442
JPMorgan Chase Bank		3,620
Mellon Trust - US CUSTODIAN/		22,844
Mellon Trust - US CUSTODIAN/		31,828
MELLON TRUST OF NEW ENGLAND		31,447
Mitsui Asset		5,260
NORTHERN TRUST BANK -BGI SEPA		37,653
NORTHERN TRUST BANK -BGI SEPA		47,261
NORTHERN TRUST BANK -BGI SEPA		8,344
R C Greig Nominees Limited		71,435
R C Greig Nominees Limited a/c AK1		21,915
R C Greig Nominees Limited a/c BL1		7,980
R C Greig Nominees Limited a/c CM1		9,090
R C Greig Nominees Limited GP1		5,950
R C Greig Nominees Limited SA1		25,461
STATE STREET BANK & TRUST - WI		42,162
STATE STREET BOSTON		169,926
STATE STREET TRUST OF CANADA -		30,340
The Northern Trust Company - U		21,364
Trust & Custody Services Bank		3,190
	Total	24,075,971

END

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:23 22-Jun-06
Number	0479F

Michael Page
INTERNATIONAL

RNS Number:0479F
Michael Page International PLC
22 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES LP AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

UNKNOWN

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

1,700,000

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

0.50%

9) Class of security

ORDINARY SHARES

10) Date of transaction

20/06/06

11 Date company informed

21/06/06

12) Total holding following this notification

9,369,645

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

2.74%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

J.TATHAM
(01932) 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....22ND JUNE 2006.......

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Dates Announcement
Released	12:30 26-Jun-06
Number	1547F

Michael Page
INTERNATIONAL

26 June 2006

RELEASE DATE OF TRADING UPDATE AND HALF YEAR RESULTS

Michael Page International plc will release its second quarter trading update on Thursday 6 July 2006 and its half year results for the year ending 31 December 2006 on Monday 14 August 2006.

- Ends -

Enquiries:

Financial Dynamics — **Tel: 020 7269 7121**
Richard Mountain

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